Mail Stop 3561

December 22, 2009

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
DG FastChannel, Inc.
 750 West John Carpenter Freeway
Suite 700
Irving, Texas 75039

> **Re:** **DG FastChannel, Inc.**
> **Annual Report on Form 10-K for Fiscal Year**
>   **Ended December 31, 2008**
> **Filed March 10, 2009**
> **Current Report on Form 8-K**
> **Filed August 6, 2009**
> **File No. 000-27644**

Dear Mr. Ginsburg:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David R. Earhart
       Gardere Wynne Sewell LLP
       Via Facsimile